Jefferies LLC

520 Madison Avenue

New York, New York 10022

October 28, 2019

VIA EDGAR

Sherry Haywood

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	LGL Systems Acquisition Corp.
Registration Statement on Form S-1
Filed October 7, 2019, as amended
File No. 333-234124

Dear Ms. Haywood:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other Underwriters, hereby join in the request of LGL Systems Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Tuesday, October 29, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 345 copies of the Preliminary Prospectus dated October 7, 2019 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

JEFFERIES LLC

By:	/s/ Scott Skidmore
Name: Scott Skidmore Title: Managing Director

As Representative of the Underwriters